Filed Pursuant to Rule 424(b)(3)
Registration No. 333-236339

CIM INCOME NAV, INC.
SUPPLEMENT NO. 7 DATED DECEMBER 18, 2020
TO THE PROSPECTUS DATED AUGUST 7, 2020
This document supplements, and should be read in conjunction with, the prospectus of CIM Income NAV, Inc. dated August 7, 2020 and Supplement No. 6 dated November 30, 2020, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of CIM Income NAV, Inc.;
(2)	the transaction price for each class of our common stock as of January 1, 2021;
(3)	the calculation of the net asset value (“NAV”) per share as of November 30, 2020;
(4)	recent real property acquisitions and dispositions; and
(5)	updates to information about our redemption plan.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013, February 10, 2017 and August 7, 2020. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of four classes of shares of common stock: D Shares, T Shares, S Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount.
During the month of November 2020, we accepted investors’ subscriptions for, and issued, a total of approximately 95,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $1.6 million, consisting of approximately 31,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $516,000 ($372,000 in D Shares, $121,000 in T Shares and $23,000 in I Shares), and approximately 64,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.1 million. As of the date of this supplement, we had accepted investors’ subscriptions for, and issued, approximately 48.7 million shares of our common stock since the commencement of our initial offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $876.8 million.

We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to ongoing regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate our registration at any time.

Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted, and distribution reinvestment plan issuances, as of January 1, 2021, and redemptions as of December 31, 2020, is as follows:

Share Class	Transaction Price (per share)
D Shares	$16.84
T Shares	$16.41
S Shares	$16.39
I Shares	$17.13
The transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2020. The purchase price of our common stock for each share class in our primary offering equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.
NAV Per Share as of November 30, 2020
We calculate NAV per share in accordance with the valuation policies approved by our board of directors. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.cimgroup.com/investment-strategies/individual/inav#summary and is made available on our toll-free, automated information line at 866-907-2653. The January 1, 2021 transaction price is being determined based on our NAV as of November 30, 2020. Please refer to the “Valuation Policies” section in our prospectus, as supplemented, for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the independent valuation expert. All parties engaged by us in the calculation of our NAV, including our advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by the independent valuation expert and our real estate related liabilities are valued quarterly. The following table sets forth the components of total NAV as of November 30, 2020 and October 31, 2020:

	As of
Components of NAV	November 30, 2020	October 31, 2020
Investments in real estate	$885,155,000	$887,330,000
Investment in CIM UII Onshore	46,454,835	46,454,835
Acquisition expenses and deferred financing costs	931,833	1,434,743
Cash, marketable securities and other assets	35,033,060	34,622,109
Outstanding debt	(455,199,948)	(455,199,948)
Accrued performance fee	—	—
Accrued stockholder servicing fee	(210,590)	(219,073)
Subscriptions received in advance	(3,837,293)	(3,922,205)
Accrued liabilities	(6,304,666)	(6,617,304)
Net asset value	$502,022,231	$503,883,157
Number of outstanding shares	30,147,841	30,277,721

The following table provides a breakdown of our total NAV and NAV per share by share class as of November 30, 2020 and October 31, 2020:

	D Shares	T Shares	S Shares	I Shares	Total
Net asset value as of November 30, 2020	$258,612,248	$226,229,947	$120,708	$17,059,328	$502,022,231
Number of outstanding shares as of November 30, 2020	15,356,346	13,788,042	7,364	996,089	30,147,841
NAV per share as of November 30, 2020	$16.84	$16.41	$16.39	$17.13

Net asset value as of October 31, 2020	$259,938,235	$227,041,530	$120,097	$16,783,295	$503,883,157
Number of outstanding shares as of October 31, 2020	15,446,788	13,842,627	7,330	980,976	30,277,721
NAV per share as of October 31, 2020	$16.83	$16.40	$16.38	$17.11

For single-tenant properties with fewer than eight years of remaining lease term and anchored shopping centers, and certain other properties, our independent valuation expert calculated estimated market values by using a discounted cash flow analysis, which may have been the sole valuation approach or used in combination with a direct capitalization methodology. Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2020 valuations, based on property type.

Property Type	Discount Rate	Exit Capitalization Rate
Anchored Shopping Center	8.32%	7.69%
Retail	8.12%	7.63%
Industrial	7.76%	7.23%
Office	7.88%	7.15%
For single-tenant properties with greater than eight years of remaining lease term, and certain other properties, our independent valuation expert calculated estimated market values by using a direct capitalization cash flow analysis, which may have been the sole valuation approach or used in combination with the discounted cash flow methodology.

Set forth below are the weighted averages of the implied capitalization rate, using net operating income over the direct capitalization value, used in the November 30, 2020 valuations, based on property type.

Property Type	Implied Overall Capitalization Rate
Anchored Shopping Center	7.59%
Retail	6.89%
Industrial	6.75%
Office	6.79%

As previously disclosed, we are continuing to monitor and assess the impacts that the outbreak of the current novel coronavirus (“COVID-19”) may have on our business, tenants and operating partners. The impact of the COVID-19 outbreak and the associated “shelter-in-place” or “stay-at-home” orders or other quarantine mandates or public health guidance issued by local, state or federal authorities has adversely affected a number of our tenants’ businesses. The extent to which the COVID-19 pandemic continues to impact our operations and those of our tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others.

As of December 11, 2020, we have collected approximately 100% of rental payments billed to tenants during the month of November 2020. Additionally, as of December 11, 2020, we have collected 94% of rental payments billed to tenants during the month of December 2020.

PROSPECTUS UPDATES

Recent Real Property Acquisitions and Dispositions
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 23 of the prospectus and “Investment Objectives, Strategy and Policies — Real Property Acquisitions” beginning on page 86 of the prospectus, and describes our real estate holdings as of November 30, 2020, and the activity that occurred subsequent to the activity as of November 5, 2020 previously disclosed in our prospectus, as supplemented.
Description of Real Estate Assets
As of November 30, 2020, we, through separate wholly-owned limited liability companies and limited partnerships, owned 123 properties, acquired for an aggregate purchase price of $880.4 million, located in 34 states, consisting of four anchored shopping centers, 97 retail, 11 industrial and distribution, and 11 office properties, comprising approximately 5.3 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We disposed of two retail properties for an aggregate gross sales price of $2.7 million, resulting in net proceeds of $2.5 million after closing costs and a net gain of $215,000, and did not acquire any properties between November 6, 2020 and November 30, 2020.

Redemption Plan
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Share Purchases and Redemptions — Redemption Plan” beginning on page 189 of the prospectus.
Under our share redemption plan, to the extent we choose to redeem shares in any particular month, we will only redeem shares as of the opening of the last calendar day of that month. To have your shares redeemed, your redemption request and required documentation must be received in good order by 4:00 p.m. (Eastern Time) on the second to last business day of the applicable month. As of 4:00 p.m. (Eastern Time) on November 29, 2020, the deadline for receipt of redemption requests for the November 2020 redemption period, redemption requests representing approximately $25.7 million were received in good order by the transfer agent, which was in excess of $4.0 million, which represents the temporarily reduced quarterly redemption limit of 0.8% of aggregate NAV as of the last calendar day of the previous calendar month. The remaining redemption requests received went unfulfilled.
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